QUARTERLY REPORT
for the period ended 30 September 2009

HIGHLIGHTS

FINANCIAL

-	A$10.946 million raised by a successful rights issue, with the bulk of the cash received after the date of this report.
-	Production volume and sales revenue increased for both oil and gas over prior quarter.
-	Whilst the commodity prices were relatively flat compared to the prior quarter, strong growth has been observed in both oil and gas prices after the quarter closed.
-	Cash receipts from sales of A$ 0.765 million for the quarter.

OPERATIONAL

-
Sabretooth Prospect (onshore Gulf Coast Basin, Brazoria County Texas). The Davis Bintliff #1 well’s production increased this quarter due to production returning to the initial design rate of 3.4 MMcfd and 45 bopd after being choked back the previous quarter because of low commodity prices.

-	Leasing activities in Texas are proceeding to enable three quality 3D supported prospects to be drilled in late 2009 and early 2010.
-
Competitor activity in the Denver-Julesburg Basin indicates a growing interest in the development of the Niobrara and Sharon Springs Formations, which were proven to be oil productive (at sub economic rates) in the London Flats well drilled by Samson in 2006.

DRILLING PROGRAMME 2009

Wyoming – Greater Green River Basin - Jonah Field (Southern Portion)
Samson 21% Working Interest in 240 acres
The two additional development wells, which were originally planned for drilling in the summer of 2008, are the subject of a technical review to ensure the wells are economically viable. This study includes a detailed log analysis, the definition of the existing wells’ drainage areas  and the expected production performance from the wells.

Texas – Onshore Gulf Coast Basin
Samson 100% Working Interest
Samson has continued to develop a suite of high quality prospects from sets of non-propriety 3D data following the success in the Davis Bintliff #1 well. Ripsaw, the first of these prospects, is due to be drilled in early December 2009 and significant progress is being made in leasing several further prospects in this region, which are expected to be drilled in early 2010.

SAMSON OIL & GAS LIMITED
September 2009 Quarterly Report

PROJECTS

TEXAS – ONSHORE GULF COAST BASIN
Sabretooth Project
Samson 12.5% Working Interest
The Davis Bintliff #1 well’s production increased this quarter due to production returning to the initial design rate of 3.4 MMcfd and 45 bopd after being choked back the previous quarter because of low commodity prices.

Ripsaw Project
Samson 100% Working Interest
The Ripsaw #1 well location was staked and surveyed.  Drilling is expected to commence early December 2009.

NORTH DAKOTA –WILLISTON BASIN
North Stockyard Project
Samson various Working Interests
Samson has two producing wells in this project:

A 34.5% working interest in the Harstad #1-15H well, which has been producing at 65 bopd and 113 Mcfpd from the Bluell Formation and a 10% working interest in the Leonard #1-23H well, which was drilled as a horizontal lateral into the highly productive middle member of the Bakken Formation in Williams County, North Dakota. The well has been on production since early January 2008, and was producing at 70 bopd and 100 Mcfpd prior to a secondary fracture stimulation which was undertaken in late October. This stimulation used a stronger proppant that would better resist crushing from the surrounding formation, thereby keeping the fractures open to flow.  Early data from the Leonard #1-23H flowback are encouraging and in line with engineering design expectations.  Given that this stimulation meets expectations, then this would generate five additional sections for development in the Bakken (with an average working interest of 32%).

SAMSON OIL & GAS LIMITED
September 2009 Quarterly Report

NEW MEXICO - WESTERN PERMIAN BASIN

State GC Oil and Gas Field
Samson 27% Working Interest
The State GC oil and gas field is located in Lea County, New Mexico, and includes two producing wells which produced during the quarter at a gross 65 bopd and 75 Mcfpd. This rate is expected to be increased in the near term when a pump is installed on the State GC#1 well.

WYOMING- GREATER GREEN RIVER BASIN

The Greater Green River Basin in Wyoming hosts a number of world class gas fields and has grown in importance as a major gas producing region within continental USA. Samson holds a significant tenure position in the Basin both in terms of conventional low permeability gas reservoirs and an emerging shale gas play located within the Upper Cretaceous Baxter Shale. The low gas prices that have been experienced in this region have generally meant that development activity has been curtailed, until such time as gas prices return to more reasonable levels.

Rock Springs West Project
Samson currently holds 10,872 acres in an area west of the town of Rock Springs. Within this acreage holding there are several discreet sub-projects: the most active currently is in the Rubicon and the Greens Canyon areas.

Rubicon
Samson 25% Working Interest
In the Rubicon area Samson holds 6,400 acres with Devon Energy. The Rubicon 3-D seismic data, which came to Samson by a free carry in exchange for half of Samson’s equity in the leases, was delivered to Samson at the end of September.  Interpretation of the data is now underway and prospects are being defined.

Samson’s leases are located on the western flank of the Vermillion Basin in Sweetwater County, Wyoming. This area contains a 3,500 foot section of Upper Cretaceous Baxter Shale which was drilled in the 1970’s and recovered a significant flow of gas from an unstimulated Baxter Shale.

As previously reported Devon has drilled a 16,000 foot vertical test at their sole cost in a section immediately adjacent to the Samson leases. Whilst Samson has no direct knowledge of Devon’s intentions, it is understood this well will be subsequently drilled as a horizontal well to investigate the productive capacity of the Baxter Shale.

Lookout Wash Field
Samson 18.2% Working Interest
The Lookout Wash Field is currently producing from 20 wells and is located in the Washakie Basin, which is also part of the Greater Green River Basin.. This field produces principally from a stratigraphic trap of the Cretaceous Almond Bar sandstone. Recent geologic mapping has suggested that this unit can be developed further as a thick porous reservoir extending to the north of the existing well development. Eight new probable well locations have been determined as a result of this new mapping.

Production during the quarter was at a gross 5.5 MMcfpd and was in line with internal expectations.

Jonah Field
Samson 21% Working Interest in 240 acres
The Jonah Field is located in the northern part of the Green River Basin and is one of the largest discoveries in recent decades in continental USA and has produced in excess of 1.0 trillion cubic feet of gas since production commenced in 1992. Development of this field has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is around 20 acres.

SAMSON OIL & GAS LIMITED
September 2009 Quarterly Report

The field produces from a series of stacked reservoirs within the Cretaceous Mesaverde and Lance Formations. The field is trapped between two faults forming a wedge shaped field.

Approval has been granted to develop this part of the Jonah Field to 10 acres, hence five Proved Undeveloped locations have been identified in the central part of the field. Two of these locations may be drilled in 2010. Production from the field during the quarter has been in line with expectation at a gross 2.8 MMcfpd.

A technical study of the existing wells and of those immediately adjacent is being undertaken to understand the reservoir quality, drainage areas and the expected production profiles of the two stacked development wells. This study will be concluded in the current quarter and may justify some additional locations for future drilling.

WYOMING DENVER-JULESBERG BASIN

Samson holds a significant land position (42,000 net acres/58,000 gross acres) in the Denver-Julesberg Basin (DJ Basin) and drilled the London Flats well in 2006. This well was originally drilled horizontally into the Upper Cretaceous Niobrara Formation, and the testing of this zone was inconclusive and temporarily abandoned to test an up-hole show in the Sharon Springs Formation.  The Sharon Springs tested at sub-economic rates of 12 bopd from a set of natural fractures and the well was shut in. A recent reinvestigation into this well, along with new wellbore completion technology, shows that the original Niobrara Formation target, if fracture stimulated, may have the potential to produce at significant oil rates.

One of the industry leaders in the development of the Bakken Shale in the Williston Basin, North Dakota has taken a land position in the region and has “staked” a well location 2 townships south of Samson’s leases to investigate the Niobrara Formation.

PRODUCTION

June Quarterly Production and Estimated Revenue:

	GAS Mcf	GAS A$	OIL Bbls	OIL A$	TOTAL A$
June 2009 Quarter**	164,784	548,643	5,453	369,043	917,686
September 2009 Quarter	179,388	606,963	5,972	478,053	1,085,016

In some cases revenue is yet to be received and is therefore an estimate
*Average Exchange Rate for Jun Qtr A$:US$ 0.76
** Average Exchange Rate for Sept QTR A$: US$ 0.83

Average commodity prices:

	GAS US$/Mcf	OIL US$/Bbl
June 2009 Quarter	$2.53	$51.43
September 2009 Quarter	$2.81	$66.45

OTHER ACTIVITIES

Interests in Listed Companies
Samson holds shares in a listed company. This investment will be realized during the coming quarters.

SAMSON OIL & GAS LIMITED
September 2009 Quarterly Report

FINANCIAL

Capital Raising
During the quarter the company substantially completed a renounceable rights issue which successfully raised A$10.946 million.  Funds will be used to retire approximately A$5.434 million in debt under the Macquarie Bank Limited loan facility and provide working capital.  The balance raised will be used to pay the costs associated with the raising and for near term exploration projects.  A$391,000 of these funds were received prior to the end of the quarter, the remaining funds were received during October.

Hedges

Oil – Ratio Collar priced at West Texas Intermediate

Date	Call/Put	Volume - barrels	Price per Barrel – US$
April 2009 – December 2009	Put	10,951	$46.00
April 2009 – December 2009	Call	6,352	$55.00

January 2010 – December 2010	Put	13,256	$53.00
January 2010- December 2010	Call	9,147	$62.00

By using a combination of a put and a call, Samson is fixing a floor for the remainder of 2009 at US$46.00 a barrel and for 2010 at US$53.00 a barrel while still allowing participation in upward movements in the price of oil.  Samson has reduced the volumes associated with the calls in order to limit the volume of oil which will have a fixed price of US$55.00 for the remainder of 2009 and US$62.00 for 2010.

Natural Gas – Fixed Forward Swap priced at CIG

Date	Volume - MMbtu	Price per MMbtu – US$
November 2009 – December 2010	269,548	$3.79 (average)

Natural Gas – Fixed Forward Swap priced at Henry Hub

Date	Volume - MMbtu	Price per MMbtu – US$
April 2009 – December 2009	52,399	$4.06
Jan 2010 – December 2010	59,396	$5.62

During September and October, the Company completed a successful rights offering, raising A$ 10.946 million.  Approximately A$ 5.434 million will be used to repay a portion of the loan facility outstanding with Macquarie Bank Limited.  This rights offering and debt repayment will put the Company back in compliance with the loan facility.  The next test date for some of the debt covenants associated with the facility is 31 December 2009.

Date	US$ Balance	Spot Rate (A$:US$)	A$ Equivalent
30 June 2009	17,060,000	0.8048	21,197,813
30 September 2009	17,060,000	0.8729	19,544,048

SAMSON OIL & GAS LIMITED
September 2009 Quarterly Report

The Company’s cash and current investments at 30 September 2009 were as follows:

		A$ (‘000’s)
Cash at bank and on deposit	:	1,625,741
Current investments - Shares in a listed company valued at market	:	116,375
Total		1,742,116

The cash at bank balance includes proceeds from the Rights Offering of A$391,000, received prior to the end of the quarter.  The balance of the proceeds from the capital raising was received in October.

For and on behalf of the Board of
SAMSON OIL & GAS LIMITED

TERRY BARR
Managing Director

29 October 2009

For further information please contact
Denis Rakich, Company Secretary, on 08 9220 9882

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

SAMSON OIL & GAS LIMITED
September 2009 Quarterly Report

Appendix 5B
Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97, 1/7/98, 30/9/2001.
Name of entity
Samson Oil & Gas Limited
ABN	Quarter ended (“current quarter”)
25 009 069 005	30 September 2009

Consolidated statement of cash flows
Cash flows related to operating activities		Current quarter A$ $’000	Year to date (three months) A$ $’000
1.1	Receipts from product sales and related debtors	765	765

1.2	Payments for (a) exploration and evaluation	(119)	(119)
	(b) development	(11)	(11)
	(c) production	(215)	(215)
	(d) administration	(924)	(924)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	-	-
1.5	Interest and other costs of finance paid	(476)	(476)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	(38)	(38)
	Cash received from fixed forward gas swap	493	493

	Net Operating Cash Flows	(525)	(525)
		-
	Cash flows related to investing activities	-
		-
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	-	-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments		-
	(c)other fixed assets		-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-

	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(525)	(525)
1.13	Total operating and investing cash flows (brought forward)	(525)	(525)

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	391	391
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (costs associated with issue of shares)		-

	Net financing cash flows	391	391

	Net increase (decrease) in cash held	(134)	(134)

1.20	Cash at beginning of quarter/year to date	1,891	1,891
1.21	Exchange rate adjustments to item 1.20	(131)	(131)

1.22	Cash at end of quarter	1,626	1,626

SAMSON OIL & GAS LIMITED
September 2009 Quarterly Report

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities
		Current quarter A$ $'000

1.23	Aggregate amount of payments to the parties included in item 1.2	40

1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25	Explanation necessary for an understanding of the transactions

	Monies paid to Directors for salary and fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
Rights offering announced in September 2009 was not finalised until October 2009.
2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available
Add notes as necessary for an understanding of the position.
		Amount available A$ $’000	Amount used A$ $’000
3.1	Loan facilities	19,404	19,404
3.2	Credit standby arrangements	-	-

	Loan from Macquarie Bank Limited denominated in US$

Estimated cash outflows for next quarter
		A$ $’000
4.1	Exploration and evaluation	3,000
4.2	Development	-
	Total	3,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter A$ $’000	Previous quarter A$ $’000
5.1	Cash on hand and at bank	1,626	1,892

5.2	Deposits at call	-	-

5.3	Bank overdraft	-	-

5.4	Other (provide details)	-	-

	Total: cash at end of quarter (item 1.22)	1,626	1,892

SAMSON OIL & GAS LIMITED
September 2009 Quarterly Report

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed

6.2	Interests in mining tenements acquired or increased

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	240,394,216	240,394,216

7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	2,000,000	2,000,000
7.5	+Convertible debt securities (description)
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options (description and conversion factor)	10,216,688 8,500,000 3,000,000 7,379,077 1,200,000	- - - - -	Exercise price 25c 45c 45c 30c 25c	Expiry date 31.12.2009 31.05.2011 31.10.2009 10.10.2012 11.05.2013
-
-
-
7.8	Issued/vested during quarter
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

SAMSON OIL & GAS LIMITED
September 2009 Quarterly Report

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 29 October 2009
Company Secretary

Print name:	Denis Rakich

Notes

1
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2
The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities. The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5
Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.